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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                       Palomar Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   697529-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam D. Eilenberg
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 17th Floor
                              New York, N.Y. 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 19, 2003
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   697529-10-5                13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                             The Rockside Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       OH
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER   569,108 (including 257,143 warrants
     SHARES            exercisable at $21.00 per share (the "Warrants"))
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,407,578 (including 428,572 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             569,108 (including 257,143 Warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,407,578 (including 428,572 Warrants)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,407,578 (including 428,572 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          10.08% (7.23% if not taking into account 428,572 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  697529-10-5                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        Mark T. Smith
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            407,641 (including 171,429 Warrants)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,407,578 (including 428,572 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             407,641 (including 171,429 Warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,407,578 (including 428,572 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,407,578 (including 428,572 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          10.08% (7.23% if not taking into account 428,572 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        The R. Templeton Smith Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       OH
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            430,829
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,407,578 (including 428,572 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             430,829
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,407,578 (including 428,572 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,407,578 (including 428,572 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          10.08% (7.23% if not taking into account 428,572 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


Item 1. Security and Issuer

This statement relates to the Common Stock, $.01 par value, of Palomar Medical Technologies, Inc. (the "Issuer"), which has its principal executive office at 82 Cambridge Street, Suite 1, Burlington, MA 01803. This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting persons specified herein as of February 22, 2001 and amends the Schedule 13 D filed on August 3, 1998, Amendment No. 1 filed on December 22, 1998, Amendment No. 2 filed on January 25, 1999, Amendment No. 3 filed on February 16, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on May 24, 1999, Amendment No. 6 filed on July 20, 1999, another Amendment No. 6 filed on January 10, 2000 and Amendment No. 7 filed on February 22, 2001 (collectively the "Schedule 13D"). The reporting persons filing this amendment are Mark T. Smith, The Rockside Foundation ("Rockside") and The R. Templeton Smith Foundation. Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 5.  Interest in Securities of the Issuer

      See Items 7 through 13 of the Schedule 13D cover page. The stockholdings of the Reporting Persons have been adjusted to reflect the sales by Rockside, in open market transactions, of an aggregate of 47,997 shares of Common Stock between February 22, 2001 and May 21, 2002 at prices ranging from $1.6875 per share to $0.97 per share and sales by Mark T. Smith, in open market transactions, of an aggregate of 122,810 shares of Common Stock between May 1, 2003 and May 19, 2003 at prices ranging from $5.50 per share to $3.64 per share.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 27, 2003

                                           THE ROCKSIDE FOUNDATION

                                           By: /s/ John B. Haley
                                              ----------------------------------
                                               Name:  John B. Haley
                                               Title: President


                                               /s/ Mark T. Smith
                                              ----------------------------------
                                                   Mark T. Smith




                                           THE R. TEMPLETON SMITH FOUNDATION

                                           By: /s/ Edward C. Smith
                                              ----------------------------------
                                               Name:  Edward C. Smith
                                               Title: Treasurer


(120496DTI)